UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

BankUnited, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06652K103

(CUSIP Number)

December 31, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 1 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS TCG Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,152,973
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,152,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,973
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G	Page 2 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS TC Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,152,973
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,152,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,973
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G	Page 3 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS TC Group V Managing GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,152,973
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,152,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,973
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13G	Page 4 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS TC Group V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,152,973
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,152,973
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,152,973
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 5 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS Carlyle Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,791,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,791,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,791,067
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 6 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS CP V Coinvestment A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 232,580
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 232,580
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,580
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 7 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS CP V Coinvestment B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,813
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,813
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,813
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 8 of 12

CUSIP No. 06652K103

1	NAMES OF REPORTING PERSONS Carlyle Partners V-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 116,513
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 116,513
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,513
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 9 of 12

ITEM 1.	(a)	Name of Issuer:

BankUnited, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

14817 Oak Lane Miami Lakes, FL 33016

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

TCG Holdings, L.L.C. TC Group, L.L.C. TC Group V Managing GP, L.L.C. TC Group V, L.P. Carlyle Partners V, L.P. CP V Coinvestment A, L.P. CP V Coinvestment B, L.P. Carlyle Partners V-A, L.P.

	(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

Each of the reporting persons is organized in the state of Delaware.

	(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

	(e)	CUSIP Number:

06652K103

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 10 of 12

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of common stock of the Issuer as of December 31, 2011, based upon 97,700,829 shares of Common Stock outstanding as of December 31, 2011.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
TCG Holdings, L.L.C.	6,152,973	6.3%	0	6,152,973	0	6,152,973
TC Group, L.L.C.	6,152,973	6.3%	0	6,152,973	0	6,152,973
TC Group V Managing GP, L.L.C.	6,152,973	6.3%	0	6,152,973	0	6,152,973
TC Group V, L.P.	6,152,973	6.3%	0	6,152,973	0	6,152,973
Carlyle Partners V, L.P.	5,791,067	5.9%	0	5,791,067	0	5,791,067
CP V Coinvestment A, L.P.	232,580	0.2%	0	232,580	0	232,580
CP V Coinvestment B, L.P.	12,813	0.0%	0	12,813	0	12,813
Carlyle Partners V-A, L.P.	116,513	0.1%	0	116,513	0	116,513

Carlyle Partners V, L.P. (“CP V”), CP V Coinvestment A, L.P. (“Coinvestment A”), CP V Coinvestment B, L.P. (“Coinvestment B”) and Carlyle Partners V-A, L.P. (“CP V-A”) are the record holders of 5,791,067, 232,580, 12,813 and 116,513 shares of Common Stock, respectively. The sole general partner of CP V, Coinvestment A, Coinvestment B and CP V-A is TC Group V, L.P. The sole general partner of TC Group V L.P. is TC Group V Managing GP, L.L.C. The sole managing member of TC Group V Managing GP, L.L.C. is TC Group, L.L.C. The managing member of TC Group, L.L.C. is TCG Holdings, L.L.C.

TCG Holdings L.L.C. is managed by a three person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the members of the TCG Holdings, L.L.C. managing board, may be deemed to share beneficial ownership of the shares beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

TCG Holdings, L.L.C.

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

TC GROUP, L.L.C. by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

TC GROUP V MANAGING GP, L.L.C. by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

TC GROUP V, L.P. by: TC Group V Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

SCHEDULE 13G	Page 12 of 12

CARLYLE PARTNERS V, L.P.
by: TC Group V, L.P., its General Partner
by: TC Group V Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

CP V COINVESTMENT A, L.P. by: TC Group V, L.P., its General Partner
by: TC Group V Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

CP V COINVESTMENT B, L.P. by: TC Group V, L.P., its General Partner
by: TC Group V Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

CARLYLE PARTNERS V-A, L.P. by: TC Group V, L.P., its General Partner
by: TC Group V Managing GP, L.L.C., its General Partner
by: TC Group, L.L.C., its Managing Member
by: TCG Holdings, L.L.C., its Managing Member

by: /s/ Ann Siebecker, attorney-in-fact
Name: David M. Rubenstein
Title: Managing Director

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement